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U.S. Securities and Exchange Commission
Washington, D.C. 20549

03010825

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

Current Report on Form 8-K Series FOR 2/24/03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101791
SEC File Number of Registration Statement

RECD S.E.C.
FEB 26 2003
1086

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th d day of February, 2003.

Residential Accredit Loans Inc.
(Registrant)

By:
Julie Malanoski
Vice President

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Financial Engineering Group
Greenwich Capital Markets

User: leinwae
February 20, 2003 04:05 PM

RFC03QS25 A1

Bond Description					
Name / Class:	RFC03QS25 A1	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$421,052,631.60	Settlement Date:	02/28/2003
Coupon:	4.000000 %	Net Coupon:	6.000000 %	Issue Date:	02/01/2003
Formula:	N/A	Gross Coupon:	6.670000 %	First Pay Date:	03/25/2003
Orig. Balance:	$50,000,000.00	Srvc Fee:	0.670000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	24
Factor date:	02/01/2003	Current WAM:	357 mos	COB Date:	02/19/2003
Current Cap:	N/A	Current Age:	2 mos		
Current Floor:	N/A				
Cur. Balance:	$50,000,000.00				

CMO Price -> Yield Sensitivity Table

Price	1*0 USR	1*0.5 USR	1 USR	1*1.5 USR	1*2 USR
100-30	3.94010	3.76090	3.54030	3.31320	3.07830
100-30	3.94010	3.76090	3.54030	3.31320	3.07830
100-30	3.94010	3.76090	3.54030	3.31320	3.07830
100-30	3.94010	3.76090	3.54030	3.31320	3.07830
100-30	3.94010	3.76090	3.54030	3.31320	3.07830
100-30	3.94010	3.76090	3.54030	3.31320	3.07830
100-30	3.94010	3.76090	3.54030	3.31320	3.07830
100-30	3.94010	3.76090	3.54030	3.31320	3.07830
100-30	3.94010	3.76090	3.54030	3.31320	3.07830
WAL	18.48280	4.95810	2.58030	1.72820	1.28800
Mod. Dur	12.61	4.32	2.39	1.64	1.23
Spread	192.8	174.9	152.8	172.5	149.0
First Date	03/25/10	02/25/04	09/25/03	07/25/03	06/25/03
Last Date	02/25/29	12/25/13	08/25/08	09/25/06	09/25/05

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.155	1.180	1.244	1.567	2.067	2.905	4.023	4.971
OnTR/Swp Spd	1.174	1.188	1.321	1.588/27	2.012/40	2.861/38	3.883/40	4.815/33
OnTR Price	99-22+	99-13	103-15	100-02	110-11+	100-20+	99-30	108-18

1 Mo L	3Mo L	11Cof	Prime
1.340	1.340	2.375	4.250

15Mtg	30Mtg	FN5.5Mar	FN6.0Mar
4.870	5.843	101-29	99-15+

CAP VOLS (years)					
1	2	3	5	10	30
45.870	54.670	48.950	38.070	26.680	20.450

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
25.340	26.720	17.560	12.980

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

Financial Engineering Group
Greenwich Capital Markets

User: leinwae
February 20, 2003 04:11 PM

RFC03QS25 A3

Bond Description					
Name / Class:	RFC03QS25 A3	**Coll. Type:**	WL	**PAC Bands:**	n/a
Cusip:		**Orig. Balance:**	$421,052,631.60	**Settlement Date:**	02/28/2003
Coupon:	5.875000 %	**Net Coupon:**	6.000000 %	**Issue Date:**	02/01/2003
Formula:	N/A	**Gross Coupon:**	6.670000 %	**First Pay Date:**	03/25/2003
Orig. Balance:	$50,000,000.00	**Srvc Fee:**	0.670000 %	**Maturity Date:**	n/a
Factor:	1.00000000	**Orig. Term:**	360 mos	**Days Delay:**	24
Factor date:	02/01/2003	**Current WAM:**	357 mos	**COB Date:**	02/19/2003
Current Cap:	N/A	**Current Age:**	2 mos		
Current Floor:	N/A				
Cur. Balance:	$50,000,000.00				

CMO Price -> Yield Sensitivity Table

Price	1*0 USR	1*0.5 USR	1 USR	1*1.5 USR	1*2 USR
99-28	5.93000	5.92500	5.91300	5.89650	5.87830
99-28	5.93000	5.92500	5.91300	5.89650	5.87830
99-28	5.93000	5.92500	5.91300	5.89650	5.87830
99-28	5.93000	5.92500	5.91300	5.89650	5.87830
99-28	5.93000	5.92500	5.91300	5.89650	5.87830
99-28	5.93000	5.92500	5.91300	5.89650	5.87830
99-28	5.93000	5.92500	5.91300	5.89650	5.87830
99-28	5.93000	5.92500	5.91300	5.89650	5.87830
99-28	5.93000	5.92500	5.91300	5.89650	5.87830
WAL	28.19250	17.27420	9.14330	5.57690	3.90310
Mod. Dur	13.43	10.44	6.79	4.60	3.38
Spread	391.8	391.3	390.1	430.9	429.0
First Date	11/25/29	05/25/15	04/25/09	02/25/07	01/25/06
Last Date	09/25/32	11/25/28	01/25/19	03/25/12	10/25/08

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.155	1.180	1.244	1.567	2.067	2.905	4.023	4.971
OnTR/Swp Spd	1.174	1.188	1.321	1.588/27	2.012/40	2.861/38	3.883/40	4.815/33
OnTR Price	99-22+	99-13	103-15	100-02	110-11+	100-20+	99-30	108-18

1 Mo L	3Mo L	11Cof	Prime
1.340	1.340	2.375	4.250

15Mtg	30Mtg	FN5.5Mar	FN5.0Mar
4.870	5.843	101-29	99-15+

CAP VOLS (years)					
1	2	3	5	10	30
45.870	54.670	48.950	38.070	26.680	20.450

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
25.340	26.720	17.560	12.980

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

Financial Engineering Group
Greenwich Capital Markets

User: leinwac
February 20, 2003 04:12 PM

RFC03QS25 A4

Bond Description					
Name / Class:	RFC03QS25 A4	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$421,052,631.60	Settlement Date:	02/28/2003
Coupon:	1.790000 %	Net Coupon:	6.000000 %	Issue Date:	02/25/2003
Formula:	1.0000 x LIBOR_1MO + 0.4300	Gross Coupon:	6.670000 %	First Pay Date:	03/25/2003
Orig. Balance:	$136,453,250.00	Srvc Fee:	0.670000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	360 mos	Days Delay:	0
Factor date:	02/01/2003	Current WAM:	357 mos	COB Date:	02/19/2003
Current Cap:	8.5	Current Age:	2 mos		
Current Floor:	0.43				
Cur. Balance:	$136,453,250.00				

CMO Price -> Yield Sensitivity Table

Price	1*0 USR	1*0.5 USR	1 USR	1*1.5 USR	1*2 USR
100-00	1.77730	1.77860	1.78040	1.78240	1.78440
100-00	1.77730	1.77860	1.78040	1.78240	1.78440
100-00	1.77730	1.77860	1.78040	1.78240	1.78440
100-00	1.77730	1.77860	1.78040	1.78240	1.78440
100-00	1.77730	1.77860	1.78040	1.78240	1.78440
100-00	1.77730	1.77860	1.78040	1.78240	1.78440
100-00	1.77730	1.77860	1.78040	1.78240	1.78440
100-00	1.77730	1.77860	1.78040	1.78240	1.78440
100-00	1.77730	1.77860	1.78040	1.78240	1.78440
WAL	18.18140	5.89880	3.07750	2.00910	1.47240
Mod. Dur	15.06	5.38	2.92	1.94	1.43
Spread	-23.5	-23.4	-23.2	19.4	19.6
First Date	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03
Last Date	09/25/32	11/25/28	01/25/19	03/25/12	10/25/08

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OnTR Yld	1.155	1.180	1.244	1.567	2.067	2.905	4.023	4.971
OnTR/Swp Spd	1.174	1.188	1.321	1.588/27	2.012/40	2.861/38	3.883/40	4.815/33
OnTR Price	99-22+	99-13	103-15	100-02	110-11+	100-20+	99-30	108-18

1 Mo L	3Mo L	11Cof	Prime
1.340	1.340	2.375	4.250

15Mtg	30Mtg	FN5.5Mar	FN5.0Mar
4.870	5.843	101-29	99-15+

CAP VOLS (years)					
1	2	3	5	10	30
45.870	54.670	48.950	38.070	26.680	20.450

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
25.340	26.720	17.560	12.980

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

Financial Engineering Group
Greenwich Capital Markets

User: leinwae
February 20, 2003 04:13 PM

RFC03QS25 A7

Bond Description					
Name / Class:	RFC03QS25 A7	**Coll. Type:**	WL	**PAC Bands:**	n/a
Cusip:		**Orig. Balance:**	$421,052,631.60	**Settlement Date:**	02/28/2003
Coupon:	4.500000 %	**Net Coupon:**	6.000000 %	**Issue Date:**	02/01/2003
Formula:	N/A	**Gross Coupon:**	6.670000 %	**First Pay Date:**	03/25/2003
Orig. Balance:	$103,463,750.00	**Srvc Fee:**	0.670000 %	**Maturity Date:**	n/a
Factor:	1.00000000	**Orig. Term:**	360 mos	**Days Delay:**	24
Factor date:	02/01/2003	**Current WAM:**	357 mos	**COB Date:**	02/19/2003
Current Cap:	N/A	**Current Age:**	2 mos		
Current Floor:	N/A				
Cur. Balance:	$103,463,750.00				

CMO Price -> Yield Sensitivity Table

	1*0	1*0.5	1	1*1.5	1*2
Price	**USR**	**USR**	**USR**	**USR**	**USR**
100-08	4.49450	4.43790	4.36340	4.27770	4.18630
100-08	4.49450	4.43790	4.36340	4.27770	4.18630
100-08	4.49450	4.43790	4.36340	4.27770	4.18630
100-08	4.49450	4.43790	4.36340	4.27770	4.18630
100-08	4.49450	4.43790	4.36340	4.27770	4.18630
100-08	4.49450	4.43790	4.36340	4.27770	4.18630
100-08	4.49450	4.43790	4.36340	4.27770	4.18630
100-08	4.49450	4.43790	4.36340	4.27770	4.18630
100-08	4.49450	4.43790	4.36340	4.27770	4.18630
WAL	17.42920	6.52980	3.40890	2.19060	1.58800
Mod. Dur	10.94	5.02	2.93	1.98	1.47
Spread	248.2	242.6	235.1	269.0	259.8
First Date	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03
Last Date	09/25/32	11/25/28	01/25/19	03/25/12	10/25/08

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OnTR Yld	1.155	1.180	1.244	1.567	2.067	2.905	4.023	4.971
OnTR/Swp Spd	1.174	1.188	1.321	1.588/27	2.012/40	2.861/38	3.883/40	4.815/33
OnTR Price	99-22+	99-13	103-15	100-02	110-11+	100-20+	99-30	108-18

1 Mo L	3Mo L	11Cof	Prime
1.340	1.340	2.375	4.250

15Mtg	30Mtg	FN5.5Mar	FN5.0Mar
4.870	5.843	101-29	wPx,tick>

CAP VOLS (years)					
1	2	3	5	10	30
45.870	54.670	48.950	38.070	26.680	20.450

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
25.340	26.720	17.560	12.980

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version	Collateral Override
Settings	verLevel>	verRamp>	.RefiVol>	bowShift>	noutSev>	tTiming>	ockinSev>	ckinRate>	RateShift>	rgeShift>	ModelData	———

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.